Exhibit 21.1

Subsidiaries of Rhino Resource Partners LP

Entity	Jurisdiction of Organization

Rhino Energy LLC	Delaware

CAM Mining LLC	Delaware

Rhino Energy WV LLC	Delaware

Rhino Northern Holdings LLC	Delaware

Hopedale Mining LLC	Delaware

CAM-Ohio Real Estate LLC	Delaware

The Elk Horn Coal Company LLC	Delaware

Rhino Coalfield Services LLC	Delaware

Rhino Services LLC	Delaware

Rhino Exploration LLC	Delaware

McClane Canyon Mining LLC	Delaware